EXHIBIT 12
DOLE FOOD COMPANY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except for ratio data)

	Fiscal Years Ended
	January 1,		January 2,		January 3,		December 29,		December 30,
	2011		2010		2009		2007		2006
Income (loss) from continuing operations before income taxes and equity earnings	$(27,722)		$97,670		$92,522		$(36,194)		$(16,421)
Distributed income of equity method investees	1,255		180		271		439		1,478
Fixed charges from continuing operations	225,962		272,259		242,064		250,758		225,162

Earnings available for fixed charges	$199,495		$370,109		$334,857		$215,003		$210,219

Fixed charges from continuing operations:
Interest expense	$150,906		$196,789		$169,799		$190,129		$169,719
Amortization of debt expense and discounts	13,044		8,926		4,686		4,722		4,996
Assumed interest element included in rent expense	62,012		66,544		67,579		55,907		50,447

Total fixed charges from continuing operations	$225,962		$272,259		$242,064		$250,758		$225,162

Ratio of earnings to fixed charges (A)	0.88	X	1.36	X	1.38	X	0.86	X	0.93	X

(A)	Due to Dole’s loss from continuing operations in 2010, 2007 and 2006, the ratio of earnings to fixed charges was less than 1:1. Dole would have needed to generate additional earnings of $26.5 million, $35.8 million and $14.9 million to achieve a coverage ratio of 1:1 for 2010, 2007 and 2006, respectively.